

Lonnie Adelman · 3rd

Business Development Manager Green Domain Design -- Founder and CEO of iAssay, Inc.

San Diego, California, United States · 500+ connections ·
Contact info

 American Association of Clinical Chemistry (AACC) -...

 The George Washington University School of Business

Experience


Member at Large
American Association of Clinical Chemistry (AACC) - San Diego Local Section
Jan 2019 – Present · 2 yrs 1 mo
Greater San Diego Area


Business Development and Program Management
Green Domain Design, LLC.
Sep 2011 – Present · 9 yrs 5 mos
Greater San Diego Area

Green Domain Design™ is a contract R&D, engineering and manufacturing services company primarily focused on developing complex electronic and electromechanical products for the Life Science, Medical Device and Green / Clean Technology industries. We help our clients smoothly and cost effectively introduce new products into the marketplace by providing them with dec ...see more


Founder and CEO
iAssay
May 2014 – Present · 6 yrs 9 mos
Greater San Diego Area

iAssay's open platform nature has allowed the company to quickly respond to the need for performing Cloud-connected #COVID-19 serology (antibody) testing.

iAssay, Inc. was founded with the goal of improving patients' quality of life and reducing ...see more


Technical Expert / Electronic Engineer
HP
2000 – Aug 2012 · 12 yrs

- Lead Analog and Power EE for HP's high speed Inkjet Web Press R&D team.

- Mentoring.

...see more


President / CEO / Sr. Member of Technical Staff
Ericomp, Inc.
1983 – 2000 · 17 yrs
Greater San Diego Area

Responsible for budgets and funding the growth needs for a developing R&D company with 42 employees.

In 1988, Ericomp was the first to deliver a programmable thermal cycler solution for doir ...see more

Education


The George Washington University School of Business
Program / Project / Risk Management


California State University-Northridge
BS Engineering (EE), Electrical and Electronics Engineering


v Fairfax High School, Los Angeles

Skills & endorsements

Product Development · 99+

 Endorsed by **John Zeis and 19 others** who are highly skilled at this

 Endorsed by **34 of Lonnie's colleagues at HP**



R&D · 99+

Endorsed by **Lars Carlson**, who is highly skilled at this

Endorsed by **5 of Lonnie's colleagues at HP**

Start-ups · 99+

Endorsed by **Rick Kraniak and 7 others** who are highly skilled at this

Endorsed by **24 of Lonnie's colleagues at HP**

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Recommendations

Received (9)   Given (18)

David Meados
Electronic/Firmware Engineer
July 20, 2016, Lonnie worked with David in the same group

I worked with Lonnie in HP's commercial ink jet web press division during it's relatively early days. We were both in a hardware development team working on electronics for the printer. Early on I recognized that Lonnie had a high degree of personal integrity, the type of personality that builds strong interactions fr... See more

Meghan M. Alonso, MBA
Helping Med Device and IVD Companies Bring Products to Market
September 6, 2013, Meghan M. was a client of Lonnie's

From the moment I met Lonnie, I could tell he was a man of high integrity. He has proven himself on that since then. His knowledge of electrical engineering is a huge asset to our team of engineers and we are pulling him in on projects more and more!

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Accomplishments

7 **Patents**   ⌄

Assay apparatus • Assay Apparatus • Non-printed features on print media for printing with a desired resolution • Safety Circuit For Charging Devices • Magnetic polynucleotide separation and analysis • Microelectronic thermoelectric device and systems incorporating such device • Polynucleotide and protein analysis method using magnetizable moieties

4 **Organizations**   ⌄

American Association of Clinical Chemistry (AACC) / CPOCT • CONNECT • AdvaMed • IEEE Senior Member

3 **Languages**   ⌄

English • Hebrew • Singlish